03015038

CM 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45675

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Far Hills Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 30th Floor
(No. and Street)

New York (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Novello (212) 840-7779
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH, D.C.
165

FOR OFFICIAL USE ONLY

13/13

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Novello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Far Hills Group, LLC, as of December 31, 2002, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELIDA CATANIA
Notary Public, State of New York
Registration #01CA6040384
Qualified In New York County
My Commission Expires April 24, 2006

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income XXXXXXXX
- ☐ (d) Statement of XXXXXXXXXXXXXXXXXXXX. CASH FLOW
- ☐ (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX. MEMBER'S CAPITAL
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplement Report of Independant Auditors on Internal Control Required by SEC Rule 17-a5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Far Hills Group, LLC

December 31, 2002
With Report of Independent Auditors

Far Hills Group, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Far Hills Group, LLC

We have audited the accompanying statement of financial condition of Far Hills Group, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Far Hills Group, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 14, 2003

Far Hills Group, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 368,335
Accounts receivable from customers	1,329,766
Fixed assets (net of accumulated depreciation and amortization of $255,883)	99,656
Security deposit	122,777
Prepaid expenses	60,109
Total assets	$ 1,980,643
Liabilities and members' capital	
Liabilities:	
Compensation payable	$ 367,667
Tax liability	36,586
Pension plan payable	16,101
Accounts payable and accrued expenses	50,000
Total liabilities	470,354
Members' capital	1,510,289
Total liabilities and members' capital	$ 1,980,643

See accompanying notes to statement of financial condition.

Far Hills Group, LLC
Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Far Hills Group, LLC (the "Company") is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company introduces investors to various investment partnerships, non-U.S. funds and managed accounts. The managers of such investment vehicles usually pay the Company a contracted percentage of their commitments, management fees and/or performance incentive allocations, as received or allocated, for as long as such managers receive fees or allocations from contracted investors.

2. Summary of Significant Accounting Policies

Revenue derived from management fees is generally recognized quarterly during the year and revenue derived from performance incentive fees or allocations is generally recognized at the end of each year, based on information provided by the managers of the underlying investment vehicles. Revenue derived from commitment fees is generally recognized when the underlying investment assets have been committed by the contracted investors and the fund is closed. Receivables in excess of one year are recorded at their present value of future cash payments with the discount accreted into income over the life of the receivable.

Cash equivalents consist primarily of highly liquid money market funds.

As of December 31, 2002, the Company believes all outstanding receivables are collectible.

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Leasehold improvements are amortized over the shorter of the lease term or the life of the improvements of five years.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The most significant estimate relates to accounts receivable from customers at December 31, 2002. Actual results could differ from those estimates.

3. Pension and Profit Sharing Plans
Until August 31, 2002, the Company had a defined contribution money purchase plan ("Money Purchase Plan") and trust and a defined contribution profit sharing plan and trust to provide retirement benefits to all eligible employees. Eligible employees are defined as those employees who have been with the Company for one year of service, are over the age of 21 and have been credited with 1,000 Hours of Service, as defined. Contributions of 3.75% of compensation, as defined, were required for the Money Purchase Plan. Contributions to the profit sharing plan were discretionary and were determined by the trustee.

On October 1, 2002, the Company replaced the Money Purchase Plan with a 401(k) Plan ("401(k) Plan") that covers substantially all employees. At August 31, 2002 there was a contribution payable to the Money Purchase Plan of $16,101, which is outstanding at December 31, 2002. The Company is not required to make matching contributions under the 401(k) Plan.

4. Net Capital Requirements
As a member of the NASD, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and requires that aggregate indebtedness, as defined, may not exceed 1,500% of net capital, as defined. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company's aggregate indebtedness to net capital ratio was 1.44 to 1 and its net capital was $302,029, which was $258,642 in excess of required net capital. Capital withdrawals are subject to certain notification and other provisions of Rule 15c 3-1.

5. Commitments
The Company is obligated under an operating lease for its office premises, which expires on July 31, 2003. Future minimum lease payments under the non-cancelable operating lease as of December 31, 2002 are $143,240.